EXHIBIT C

OPTION AND VOTING AGREEMENT

BY AND AMONG

PEM HOLDING CO.

AND

THE PERSONS LISTED ON SCHEDULE I HERETO

Dated as of January 17, 2005

OPTION AND VOTING AGREEMENT

This OPTION AND VOTING AGREEMENT (this “Agreement”) is entered into as of January 17, 2005, by and among PEM Holding Co., a Delaware corporation (“Purchaser”), and the persons listed on Schedule I hereto (each, together with any permitted assigns hereunder, a “Stockholder,” and, collectively, the “Stockholders”).

W I T N E S S E T H:

WHEREAS, as of the date hereof, each Stockholder (1) “beneficially owns” (for the purpose of this Agreement, as such term is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) and/or is entitled to dispose of (or to direct the disposition of) the number of shares of Common Stock, of Penn Engineering & Manufacturing Corp., a Delaware corporation (the “Company”), set forth opposite such Stockholder’s name on Schedule I hereto (together with any shares of Common Stock or other non-voting capital stock of the Company acquired by such stockholder after the date hereof, the “Subject Common Shares”) and (2) beneficially owns and/or is entitled to dispose of (or to direct the disposition of) and to vote (or to direct the voting of) the number of shares of Class A Common Stock of the Company set forth opposite such Stockholder’s name on Schedule I hereto (together with any shares of Class A Common Stock or other voting capital stock of the Company acquired by such Stockholder after the date hereof, the “Subject Class A Common Shares”);

WHEREAS, Purchaser and the Company propose to enter into an Agreement and Plan of Merger, dated as of the date hereof, by and among the Company, PN Merger Sub Inc. (“Sub”) and Purchaser (the “Merger Agreement”), pursuant to which, subject to the terms and conditions of the Merger Agreement, Sub will merge with and into the Company with the Company being the surviving corporation; and

WHEREAS, concurrently with the execution and delivery of the Merger Agreement and as a condition and inducement to Purchaser’s willingness to enter into the Merger Agreement, the Stockholders are executing this Agreement whereby each Stockholder agrees to vote 92% of his, her or its Subject Class A Common Shares pursuant to the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual promises, representations, warranties, covenants and agreements contained herein, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Capitalized Terms. For purposes of this Agreement, capitalized terms used and not defined herein shall have the respective meanings ascribed to them in the Merger Agreement.

Section 1.2 Other Definition. For purposes of this Agreement, “Proxy Term” shall mean the period from the execution of this Agreement until the earlier of (i) the date on which the Merger Agreement is terminated in accordance with its terms or (ii) the Effective Date.

Section 1.3 Interpretation. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section references are to this Agreement unless otherwise specified. Whenever the words “include,” “includes” or “including” are used is this Agreement, they shall be deemed to be followed by the words “without limitation.” The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. No provision of this Agreement shall be construed to require Purchaser, any Stockholder or any of their respective Subsidiaries or Affiliates to take any action that would violate any applicable Law or take any action that would result in the automatic conversion of the Company’s Common Stock into shares with voting rights.

ARTICLE II

VOTING

Section 2.1 Agreement to Vote the Stockholder’s Subject Class A Common Shares. During the Proxy Term, each Stockholder agrees that, at any annual, special or other meeting of the stockholders of the Company, and at any adjournment or postponement thereof, and in connection with any action of the stockholders of the Company taken by written consent, such Stockholder will:

(a) appear in person or by proxy at each such meeting or otherwise cause his, her or its Subject Class A Common Shares to be counted as present at such meeting for purposes of calculating a quorum; and

(b) vote (or cause to be voted) 92% of his, her or its Subject Class A Common Shares (i) in favor of the approval of the terms of the Merger Agreement (including any amendments thereto), the Merger and the Transaction and (ii) (other than the Transaction) against any action, proposal, transaction or agreement that could reasonably be expected to (A) result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement or of such Stockholder contained in this Agreement, (B) preclude fulfillment of a condition under the Merger Agreement to the Company’s, Purchaser’s or Sub’s respective obligations to consummate the Merger or (C) impede, interfere or be inconsistent with, delay, postpone, discourage or adversely affect the Transaction or this Agreement. Any such vote shall be cast or consent shall be given in accordance with such procedures relating thereto so as to ensure that it is duly counted for purposes of determining that a quorum is present and for purposes of recording the results of such vote or consent. Any vote by a Stockholder of his, her or its Subject Class A Common Shares that is not in accordance with this Section 2.1 shall be considered null and void.

Section 2.2 Grant of Irrevocable Proxy. If requested by Purchaser, each Stockholder will grant an irrevocable proxy, in customary form satisfactory to the Purchaser, to vote in favor of the Merger, appointing Purchaser and any designee of Purchaser, and each of them individually, as such Stockholder’s proxy and attorney-in-fact, with full power of substitution and re-substitution, subject to Section 2.4 of this Agreement, during the Proxy Term with respect to 92% of such Stockholder’s Subject Class A Common Shares in accordance with Section 2.1. This proxy will be given to secure the performance of the duties of such Stockholder under this Agreement.

Section 2.3 Nature of Irrevocable Proxy. THE PROXY AND POWER OF ATTORNEY GRANTED PURSUANT TO SECTION 2.2 BY EACH STOCKHOLDER SHALL BE IRREVOCABLE DURING THE PROXY TERM, SHALL BE DEEMED TO BE COUPLED WITH AN INTEREST SUFFICIENT IN LAW TO SUPPORT AN IRREVOCABLE PROXY AND SHALL REVOKE ANY AND ALL PRIOR PROXIES GRANTED BY SUCH STOCKHOLDER. The power of attorney granted by each Stockholder herein is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of such Stockholder and any obligation of such Stockholder under this Agreement and shall be binding upon the heirs, personal representatives, successors and assigns of such Stockholder. Each Stockholder hereby revokes all other proxies and powers of attorney with respect to all of his, her or its Subject Class A Common Shares that may have heretofore been appointed or granted, and no subsequent proxy or power of attorney shall be given (and if given, shall not be effective) by such Stockholder with respect thereto.

Section 2.4 Limitations. Schedule 5.3(j) of the Purchaser Disclosure Schedule sets forth all shares of Class A Common Stock that Purchaser and its Affiliates beneficially own. Except as provided in this Agreement, Purchaser shall not, and shall cause its Affiliates not to, purchase or otherwise acquire during the Proxy Term any interest, including any voting or dispositive rights, in any additional shares of Class A Common Stock or take any other action that would result in the automatic conversion of the Company’s Common Stock into shares with voting rights. Notwithstanding anything in this Agreement to the contrary, in no event shall the voting power of the Subject Class A Common Shares to be obtained by Purchaser pursuant to this Article II or Article III of this Agreement, together with shares of Class A Common Stock beneficially owned by Purchaser and its Affiliates, exceed 49% of all outstanding shares of Class A Common Stock taken as a whole.

ARTICLE III

OPTION

Section 3.1 Option. In order to induce Purchaser and Sub to enter into the Merger Agreement, each Stockholder hereby grants to Purchaser an irrevocable option (the “Option”) to purchase from such Stockholder (a) any or all of such

Stockholder’s Subject Common Shares and (b) subject to Section 2.4 of this Agreement, up to 92% of such Stockholder’s Subject Class A Common Stock ((a) and (b) together, the “Option Shares”), in each case, at a purchase price per share equal to $18.25.

Section 3.2 Effectiveness and Duration. The Option shall become effective and exercisable immediately following the date that the Merger Agreement has been amended as contemplated by Section 8.1(g) of the Merger Agreement (pursuant to which Purchaser and the Company shall have agreed to make adjustments to the terms and conditions of the Merger Agreement such that the Acquisition Proposal made by the Third Party no longer constitutes a Superior Proposal). The exercise of the Option shall be subject to (i) the expiration or termination of all waiting periods under the HSR Act required for the purchase of the Option Shares upon such exercise and (ii) the absence of any preliminary or final injunction or other order issued by any Governmental Authority prohibiting the exercise of the Option pursuant to this Agreement. The Option shall remain exercisable until the earlier of the Effective Date or the termination of the Merger Agreement (in each case, such date being referred to as the “Option Expiration Date”); provided that the Option shall terminate and the Option Expiration Date shall have been deemed to occur if, after one year following the original Option Expiration Date, (A) the HSR Act waiting period shall not have expired or been waived or (B) there shall be in effect any such injunction or order.

Section 3.3 Recapture of Profits. If within 12 months following the termination of the Merger Agreement under circumstances which caused the Company to owe a Break-Up Fee and/or Expense Payment to Purchaser pursuant to Section 6.6(h) of the Merger Agreement, any Stockholder shall sell, transfer or otherwise dispose of any or all of his, her or its Subject Common Shares or Subject Class A Common Shares to a Third Party in connection with a transaction whereby the Third Party is acquiring more than 50% of the voting power of the Class A Common Stock or a majority of the equity interest in the Company pursuant to a purchase of shares, merger, tender offer, exchange offer, sale of substantially all of the Company’s assets or a similar business combination (a “Subsequent Sale”) at a per share price (or equivalent per share cash proceeds, in the case of a sale of substantially all assets or other distributions or dividends to Stockholders) in excess of $18.25 (the “Subsequent Sale Price”), then each Stockholder shall promptly (but in any event within three Business Days of the completion of the Subsequent Sale) pay to Purchaser an amount equal to 25% of (a) the excess of the Subsequent Sale Price over $18.25 multiplied by the number of Subject Common Shares sold, transferred or disposed of by such Stockholder in the Subsequent Sale plus (b) the excess of the Subsequent Sale Price over $18.25 multiplied by the number (subject to Section 2.4 of this Agreement, up to the number that represents 92% of such Stockholder’s Subject Class A Common Shares) of Subject Class A Common Stock sold, transferred or disposed of by such Stockholder in the Subsequent Sale.

ARTICLE IV

COVENANTS

Section 4.1 Generally.

(a) During the Proxy Term, each Stockholder agrees that, except as expressly contemplated by the terms of this Agreement, he, she or it shall not (i) sell, transfer, tender, pledge, give, encumber, assign, convert into another class of securities of the Company or otherwise dispose of (collectively, a “Transfer”) or enter into any contract, option or other agreement with respect to, or consent to, a Transfer of or grant a proxy or power of attorney, deposit into any voting trust, enter into any voting agreement, or create after the date hereof any Liens of any nature whatsoever with respect to, any or all of his, her or its Subject Class A Common Shares or Subject Common Shares; provided, however, that the foregoing shall not prevent the Stockholder from entering into a voting agreement with a Third Party who has made a Superior Proposal that has been accepted by the Board of Directors of the Company, which voting agreement does no more than commit the Stockholder to vote in favor of the Superior Proposal or (ii) take any action that would have the effect of preventing, impeding, interfering with or adversely affecting such Stockholder’s ability to perform his, her or its obligations under this Agreement; provided that such Stockholder shall be permitted pursuant to this Agreement to (A) transfer any Subject Common Stock and Subject Class A Common Stock to any family member or trust, family partnership or other vehicle established by such Stockholder for estate planning purposes which or who agrees in writing to be bound by all of the obligations and limitations set forth herein or (B) exercise any options convertible or exchangeable for shares of Common Stock.

(b) During the Proxy Term, each Stockholder agrees not to take any action that would make any representation or warranty of such Stockholder contained herein untrue or incorrect in any material respect or have the effect of preventing or disabling any Stockholder from performing his, her or its obligations under this Agreement.

(c) In the event of a stock dividend or distribution, or any change in the Common Stock or Class A Common Stock by reason of any stock dividend or distribution, split-up, recapitalization, combination, exchange of shares or the like, the terms “Subject Common Shares” and “Subject Class A Common Shares”, when used with respect to a Stockholder, shall be deemed to refer to and include such Stockholder’s existing Subject Common Shares and Subject Class A Common Shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such Stockholder’s Subject Common Shares and Subject Class A Common Shares may be changed or exchanged or which are received in such transaction.

Section 4.2 Standstill Obligations of Stockholder. Each Stockholder covenants and agrees with Purchaser that, during the Proxy Term:

(a) Such Stockholder shall not, nor shall such Stockholder permit any Affiliate of such Stockholder to, nor shall such Stockholder act in concert with or permit any Affiliate to act in concert with any Person to make, or in any manner participate in, directly or indirectly, a “solicitation” of “proxies” (as such terms are used in the rules of the SEC) or grant powers of attorney or similar rights to vote, or seek to advise or influence any Person with respect to the voting of, any shares of Class A Common Stock in connection with any vote or other action on any matter, other than to recommend that Stockholders of the Company vote in favor of the Merger and the Merger Agreement and otherwise as expressly provided by Article II of this Agreement.

(b) Such Stockholder shall not, nor shall such Stockholder permit any Affiliate of such Stockholder to, nor shall such Stockholder act in concert with or permit any Affiliate to act in concert with any Person to, deposit any shares of Class A Common Stock in a voting trust or subject any shares of Class A Common Stock to any arrangement or agreement with any Person with respect to the voting of such shares of Class A Common Stock, except as provided by Article II of this Agreement.

(c) Such Stockholder shall not, nor shall such Stockholder permit any Affiliate of such Stockholder, directly or indirectly, to (i) take any action to solicit, initiate, encourage or knowingly facilitate (including by way of furnishing information), any inquiries or the making or submission of any proposal that constitutes, or may reasonably be expected to lead to an Acquisition Proposal, (ii) participate or engage in any discussions or negotiations with, or disclose or provide any non-public information or data to any Third Party relating to an Acquisition Proposal or (iii) enter into any contract or agreement (including any agreement in principle, letter of intent or understanding), oral or written, with respect to or contemplating any Acquisition Proposal.

(d) Notwithstanding any of the provisions of this Agreement, the Stockholders make no agreement or understanding herein as directors or officers of the Company. Each Stockholder signs this Agreement solely in his, her or its capacity as a beneficial owner of such Stockholder’s Subject Common Stock and Subject Class A Common Stock, and nothing herein shall limit or affect any action or inaction taken in his, her or its capacity as an officer or director of the Company.

(e) For purposes of this Section 4.2, the term “Affiliate” shall not include the Company or a Person that would be deemed an Affiliate solely because it acts in a fiduciary capacity with respect to such Stockholder.

Section 4.3 Exercise of Options. Each Stockholder may exercise any rights under any securities convertible into or exchangeable for Subject Common Shares or otherwise purchase or acquire any additional shares of Subject Common Shares or Subject Class A Common Shares pursuant to the exercise of options; provided, however, that any such shares of Common Stock or Class A Common Stock received by such Stockholder in respect thereof shall be deemed “Subject Common Shares” and “Subject Class A Common Shares” respectively for all purposes of this Agreement without any action by any Person. Schedule II attached hereto sets forth a list of all outstanding stock options and warrants held by each Stockholder, the vesting schedule for each and the expiration dates thereof.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS

Each Stockholder hereby represents and warrants to Purchaser, severally and not jointly, as follows:

Section 5.1 Capacity. Such Stockholder has all necessary legal capacity, power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby.

Section 5.2 Ownership of Shares. Schedule I sets forth the number of shares of Common Stock and Class A Common Stock over which such Stockholder has beneficial ownership as of the date hereof. To the extent any shares are beneficially owned by more than one person or entity listed on Schedule I hereto, such shares are only listed as owned by the owner of record who has sole power to vote and dispose of such shares. As of the date hereof, such Stockholder is the lawful beneficial owner of the shares of Common Stock and Class A Common Stock denoted as being beneficially owned by such Stockholder on Schedule I and such Stockholder or its Trustees, as the case may be, has the sole power to vote (or cause to be voted) such Stockholder’s shares of Class A Common Stock. Such Stockholder has good and valid title to the Common Stock and Class A Common Stock denoted as being owned by such Stockholder on Schedule I, free and clear of any and all Liens, except as disclosed on Schedule I.

Section 5.3 Consents and Approvals. The execution and delivery of this Agreement by such Stockholder does not, and the performance by such Stockholder of his, her or its obligations under this Agreement will not, require such Stockholder to obtain any consent (including any spousal consent), approval, authorization or permit of, or to make any filing with or notification to, any Governmental Authority based on the Law of any applicable Governmental Authority, except for the filing of an amendment to such Stockholder’s Schedule 13D with the SEC.

Section 5.4 No Conflicts. Neither the execution and delivery of this Agreement by such Stockholder, the consummation by such Stockholder of the transactions contemplated hereby nor compliance by such Stockholder with any of the provisions hereof shall (a) result in, or give rise to, a violation or breach of or a default under any of the terms of any contract, understanding, agreement or other instrument or obligation to which such Stockholder is a party or by which such Stockholder or any of his, her or its Subject Common Shares or Subject Class A Common Shares or assets may be bound or (b) violate any applicable order, writ, injunction, decree, judgment, statute, rule or regulation.

Section 5.5 Reliance by Purchaser. Such Stockholder understands and acknowledges that Purchaser is entering into the Merger Agreement in reliance upon the execution and delivery of this Agreement by such Stockholder.

ARTICLE VI

TERMINATION

Section 6.1 Termination. This Agreement shall terminate, and none of Purchaser or any of the Stockholders shall have any further rights or obligations hereunder, upon the latest to occur of (a) the Effective Time, (b) Purchaser’s exercise of the Option, (c) the Option Expiration Date and (d) the termination of the Merger Agreement. Notwithstanding the foregoing, Section 3.3, this Section 6.1 and Articles V and VII of this Agreement shall survive until 12 months following the termination of the Merger Agreement provided however that the payment obligations of the Stockholders set forth in Section 3.3 shall survive until all payments are made in full.

ARTICLE VII

MISCELLANEOUS

Section 7.1 Appraisal Rights. To the extent permitted by applicable Law, each Stockholder hereby waives any rights of appraisal or rights to dissent from the Merger that such Stockholder may have under applicable Law.

Section 7.2 Publication. Each Stockholder hereby permits Purchaser to publish and disclose in any document and/or schedule filed with the SEC his, her or its identity and ownership of shares of Common Stock and Class A Common Stock and the nature of his, her or its commitments, arrangements and understandings pursuant to this Agreement.

Section 7.3 Further Actions. Each of the parties hereto agrees that it will use its reasonable commercial efforts to do all things necessary to effectuate this Agreement and the transactions contemplated by the Merger Agreement, subject to Section 4.2(d) of this Agreement.

Section 7.4 Amendments, Waivers, etc. This Agreement may not be amended, changed, supplemented, waived or otherwise modified, except upon the execution and delivery of a written agreement executed by each of the parties hereto. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

Section 7.5 Specific Performance. The parties hereto agree that if for any reason any party hereto shall have failed to perform his, her or its obligations under this Agreement, then the party seeking to enforce this Agreement against such non-performing party shall be entitled to specific performance and injunctive and other equitable relief. This provision is without prejudice to any other rights or remedies, whether at law in equity, that any party hereto may have against any other party hereto for any failure to perform its or his obligations under this Agreement.

Section 7.6 Notices. Any notices or other communications required or permitted under, or otherwise in connection with this Agreement, shall be in writing and shall be deemed to have been duly given when delivered in person or upon confirmation of receipt when transmitted by facsimile transmission (with confirmation) or on receipt after dispatch by registered or certified mail, postage prepaid, addressed, or on the next business day if transmitted by national overnight courier, in each case as follows:

If to Purchaser, addressed to it at:

PEM Holding Co.

c/o Tinicum Capital Partners II, L.P.

800 Third Avenue

40th Floor

New York, NY 10022

212-446-9300 (phone)

212-750-9264 (fax)

with a copy to:

Richard J. Grossman, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, NY 10036

212-735-2116 (phone)

917-777-2116 (fax)

If to a Stockholder, addressed to such Stockholder at the address and facsimile number set forth on Schedule III hereto, with a copy to:

Frederick W. Dreher, Esq.

Duane Morris LLP

One Liberty Place

Philadelphia, PA 19103-7396

215-979-1234 (phone)

215-979-1213 (fax)

Section 7.7 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 7.8 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any applicable Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Section 7.9 Entire Agreement. This Agreement (together with the Merger Agreement, to the extent referred to herein) constitutes the entire agreement of the parties and supersedes all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof.

Section 7.10 Assignment. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of each of the parties, except that Purchaser may assign and transfer its rights and obligations hereunder to any direct or indirect wholly owned subsidiary of Purchaser, provided that Purchaser shall remain responsible for the performance of its obligations under this Agreement.

Section 7.11 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 7.12 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a) This Agreement and the transactions contemplated hereby, and all disputes between the parties under or related to the Agreement or the facts and circumstances leading to its execution, whether in contract, tort or otherwise, shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to the application of Delaware principles of conflicts of laws.

(b) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any Delaware state court, or federal court of the United States of America, sitting in Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in such courts, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in such Delaware state court or, to the extent permitted by applicable Law, in such federal court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such Delaware state or federal court, and (iv) waives, to the fullest extent permitted by applicable Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such Delaware State or federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 7.6. Nothing in this Agreement shall affect the right of any party to this Agreement to serve process in any other manner permitted by applicable Law.

Section 7.13 Counterparts. This Agreement may be executed in counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

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IN WITNESS WHEREOF, Purchaser and the Stockholders have caused this Agreement to be duly executed as of the day and year first above written.

PEM Holding Co.

By:	/s/ William Shockley
Name:	William Shockley
Title:	Vice President

STOCKHOLDERS:

By:	/s/ Kenneth A. Swanstrom
Name:	Kenneth A. Swanstrom, individually and as trustee of the applicable trusts specified on Schedule I hereto

By:	/s/ Daryl L. Swanstrom
Name:	Daryl L. Swanstrom, individually and as trustee of the applicable trusts specified on Schedule I hereto

By:	/s/ Frederick W. Dreher
Name:	Frederick W. Dreher, as trustee of the trusts specified on Schedule I hereto

Schedule I

Beneficial Ownership of Common Stock and Class A Common Stock

Name of Stockholder	Number of Shares of Class A Stock	Number of Shares of Common Stock
Daryl L. Swanstrom, individually (1)	629,477	127,180

Marital Trust Under Item Fourth of the Will of Lawrence W. Swanstrom (Trustees: Daryl L. Swanstrom, Frederick W. Dreher and Bank of America)	108,480	105,440

Residuary Trust Under Item Fifth of the Will of Lawrence W. Swanstrom (Trustees: Daryl L. Swanstrom, Frederick W. Dreher and Bank of America)	13,007	433,298

Kenneth A. Swanstrom, individually (1)(2)	480,348	1,041,044

Trust Under the Will of Gladys Swanstrom (Trustees: Kenneth A. Swanstrom and Frederick W. Dreher)	125,950	182,850

Residuary Trust Under the Will of Klas A. Swanstrom (Trustees: Kenneth A. Swanstrom, Frederick W. Dreher and PNC Bank, N.A.)	172,906	347,518

GST-Exempt Trust Under the Will of Klas A. Swanstrom (Trustees: Kenneth A. Swanstrom, Frederick W. Dreher and PNC Bank, N.A.)	24,038	48,314

Trust Under Deed of Klas A. Swanstrom dated 1/12/73 (Trustees: PNC Bank, N.A. and Frederick W. Dreher)	115,500	191,500

Trust Under Deed of Klas A. Swanstrom dated 9/26/66 (Trustees: PNC Bank, N.A. and Frederick W. Dreher)	77,000	122,500

Trust Under Deed of Gladys Swanstrom dated 9/26/66 (Trustees: PNC Bank, N.A. and Frederick W. Dreher)	33,000	52,500

(1)	Excludes any shares such person may be deemed to beneficially own as a result of being a Trustee of one or more of the trusts listed.
(2)	Excludes shares owned individually by Mr. Swanstrom’s wife.

Schedule II

Stock Options

Name of Stockholder	Number of Outstanding Stock Options	Vesting Date(s)	Expiration Date(s)
Daryl L. Swanstrom	30,000	3,750 shares in 2005 2,500 shares in 2006 1,250 shares in 2007 All other shares are vested	Earliest expiration date is in 2008

Kenneth A. Swanstrom	239,260	30,000 shares in 2005 20,000 shares in 2006 10,000 shares in 2007 All other shares are vested	Earliest expiration date is in 2006

Schedule III

Notice to Stockholders

Name of Stockholder	Address
Daryl L. Swanstrom, individually	2621 Peachtree Road Buckhead, GA 30305

Marital Trust Under Item Fourth of the Will of Lawrence W. Swanstrom (Trustees: Daryl L. Swanstrom, Frederick W. Dreher and Bank of America)	c/o Frederick W. Dreher, Trustee Duane Morris LLP One Liberty Place Philadelphia, PA 19103-7396

Residuary Trust Under Item Fifth of the Will of Lawrence W. Swanstrom (Trustees: Daryl L. Swanstrom, Frederick W. Dreher and Bank of America)	c/o Frederick W. Dreher, Trustee Duane Morris LLP One Liberty Place Philadelphia, PA 19103-7396

Kenneth A. Swanstrom, individually	2968 Mill Road Doylestown, PA 18901

Trust Under the Will of Gladys Swanstrom (Trustees: Kenneth A. Swanstrom and Frederick W. Dreher)	c/o Frederick W. Dreher, Trustee Duane Morris LLP One Liberty Place Philadelphia, PA 19103-7396

Residuary Trust Under the Will of Klas A. Swanstrom (Trustees: Kenneth A. Swanstrom, Frederick W. Dreher and PNC Bank, N.A.)	c/o Frederick W. Dreher, Trustee Duane Morris LLP One Liberty Place Philadelphia, PA 19103-7396

GST-Exempt Trust Under the Will of Klas A. Swanstrom (Trustees: Kenneth A. Swanstrom, Frederick W. Dreher and PNC Bank, N.A.)	c/o Frederick W. Dreher, Trustee Duane Morris LLP One Liberty Place Philadelphia, PA 19103-7396

Trust Under Deed of Klas A. Swanstrom dated 1/12/73 (Trustees: Frederick W. Dreher and PNC Bank, N.A.)	c/o Frederick W. Dreher, Trustee Duane Morris LLP One Liberty Place Philadelphia, PA 19103-7396

Trust Under Deed of Klas A. Swanstrom dated 9/26/66 (Trustees: PNC Bank, N.A. and Frederick W. Dreher)	c/o Frederick W. Dreher, Trustee Duane Morris LLP One Liberty Place Philadelphia, PA 19103-7396

Trust Under Deed of Gladys Swanstrom dated 9/26/66 (Trustees: PNC Bank, N.A. and Frederick W. Dreher)	c/o Frederick W. Dreher, Trustee Duane Morris LLP One Liberty Place Philadelphia, PA 19103-7396